06050145

[SECURIT]IES AND EXCHANGE COMMISSION
[W]ASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-39613

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C.
213

NAME OF BROKER-DEALER:

JMP Securities LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

600 Montgomery Street, Suite 1100
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chantal Miklosi — (415) 835-3971
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

(ADDRESS)	Three Embarcadero Center	San Francisco	CA	94111
	Number and Street	City	State	Zip Code

PROCESSED
OCT 16 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Chantal Miklosi, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JMP Securities LLC, as of December 31, 2005, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]

See attached certificate
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of San Francisco } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ ~~See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)~~

1

2

3

4

5

6 ______________________ Signature of Document Signer No. 1 ______________________ Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 22nd (Date) day of February (Month), 2006 (Year), by

(1) Chantal Miklosi (Name of Signer),

☒ Personally known to me
☐ ~~Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,) (and~~

(2) ______________________ Name of Signer,

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

RUTH BIGGS
Commission # 1455181
Notary Public - California
San Francisco County
My Comm. Expires Dec 24, 2007

Place Notary Seal Above

Ruth Biggs
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: U.S. SEC Annual Audited Report Form X-17 A-5 Part III

Document Date: None Number of Pages: 2

Signer(s) Other Than Named Above: None

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Member of JMP Securities LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's equity, cash flows and changes in subordinated equity present fairly, in all material respects, the financial position of JMP Securities LLC (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 10, 2006

JMP Securities LLC
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 61,381,331
Marketable securities owned and held at clearing broker, at market value	336,738
Other investments	105,540
Investment banking fees receivable	4,382,483
Receivable from clearing broker	1,188,957
Restricted cash	309,409
Other assets	533,964
Total assets	$ 68,238,422
Liabilities and Member's Equity	
Liabilities	
Securities sold short	$ 105,540
Accrued compensation	26,450,126
Accounts payable and accrued expenses	2,197,706
Due to affiliates	4,939,161
Payable to broker-dealers	1,573,183
Total liabilities	35,265,716
Liabilities subordinated to claims of general creditors	12,000,000
Commitments and contingencies (Note 5)	
Member's equity	20,972,706
Total liabilities and member's equity	$ 68,238,422

The accompanying notes are an integral part of these financial statements.